Exhibit 3.20

CERTIFICATE OF FORMATION

OF

MITRE ASSOCIATES LLC

* * * * * * *

The undersigned, an authorized natural person for the purpose of forming a limited Liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known , identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company is Mitre Associates LLC (hereinafter, the “LLC”).

SECOND: The address of the registered office and the name and the address of the registered agent of the LLC required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 2711 Centerville Road Suite 400, Wilmington, Delaware 19808.

Executed on February 17, 2005

/s/ Lily Isaacson
Lily Isaacson, Authorized Person